Exhibit 99.1



news from

FINANCIAL FEDERAL CORPORATION

733 Third Ave., New York, NY 10017 ◆ (212) 599-8000 ◆ www.financialfederal.com

FIF LISTED NYSE

FINANCIAL FEDERAL CORPORATION REPORTS THIRD QUARTER RESULTS

NEW YORK, NY: June 2, 2009 - Financial Federal Corporation (**NYSE: FIF**) today announced results for its third quarter ended April 30, 2009. Net income for the quarter decreased by 19% to $10.3 million from $12.7 in the third quarter of fiscal 2008. Net income decreased because of lower average receivables and higher non-performing assets. Diluted earnings per share decreased by 20% to $0.41 from $0.51. Finance receivables originated during the quarter were $77 million compared to $232 million in the third quarter of fiscal 2008.

For the first nine months of fiscal 2009 and 2008, net income was $34.3 million and $37.9 million, respectively, a 10% decrease. Diluted earnings per share also decreased by 10% to $1.37 from $1.52. Finance receivables originated were $428 million in 2009 compared to $715 million in 2008. Finance receivables outstanding decreased to $1.68 billion at April 30, 2009 from $1.94 billion at July 31, 2008.

Results for the first nine months of fiscal 2009 include a $1.0 million after-tax gain on retirement of debt. The Company purchased $42.3 million of its convertible debentures in the open market for $40.6 million. Without this after-tax gain, net income decreased by 12% to $33.3 million and diluted earnings per share decreased by 13% to $1.33. The amounts of net income and diluted earnings per share excluding the $1.0 million after-tax debt retirement gain are non-GAAP financial measures and are presented because the Company believes they will be useful to investors because they provide consistency and comparability with the prior period's operating results and a better understanding of the changes and trends in the Company's operating results.

Paul R. Sinsheimer, CEO, commented: "Business conditions have been extraordinarily difficult. New business opportunities fell to historic lows as the uncertainties surrounding the direction of the economy continued. Our traditional funding sources have been struggling to survive while the government became more involved in determining their future. Given these conditions and events, I am proud of the outstanding effort put forth by our entire team that limited net charge-offs for the quarter to 45 basis points and that generated a 10% ROE with a leverage below 3x. We will continue to focus on the disciplines that have enabled the Company to avoid the problems that many other financial services companies are experiencing."

Steven F. Groth, CFO, added: "Our liquidity increased to $474.0 million during the quarter. In April 2009, we obtained a new $100.0 million securitization conduit facility and we repaid the remaining $132.7 million of convertible debentures. Asset quality continues to hold up with net charge-offs slightly below last quarter's amount and increases in non-performing assets and delinquencies in line with expectations."

Financial Highlights
- Net interest margin improved to 6.14% in the third quarter from 5.79% in the third quarter of fiscal 2008, the net yield on our finance receivables decreased to 8.82% from 9.21% and our cost of debt decreased to 3.75% from 4.44% because of lower short-term market interest rates.
- The provision for credit losses increased to $2.0 million in the third quarter from $1.5 million in the third quarter of fiscal 2008 because we increased the allowance for credit losses due to higher levels of net charge-offs, non-performing assets and delinquencies.

- Salaries and other expenses increased by 6% to $7.4 million in the third quarter from $6.9 million in the third quarter of fiscal 2008 mostly because a lower percentage of salary costs were deferred due to the decrease in receivables originated. The efficiency ratios were 28.0% and 23.7% and the expense ratios were 1.72% and 1.38%.
- Return on equity decreased to 9.6% in the third quarter from 13.0% in the third quarter of fiscal 2008 and leverage is 30% lower at 2.7 at April 30, 2009 from 3.9 at April 30, 2008.

Asset Quality

Asset quality has been declining for more than a year because of recessionary economic conditions but remained acceptable in the third quarter of fiscal 2009:
- Net charge-offs were $1.9 million or 0.45% (annualized) of average finance receivables compared to $2.0 million or 0.44% in the second quarter of fiscal 2009 and $1.0 million or 0.19% in the third quarter of fiscal 2008.
- Non-performing assets were 3.69% of total finance receivables at April 30, 2009 compared to 2.97% at January 31, 2009 and 2.01% at April 30, 2008.
- Delinquent receivables (60 days or more past due) were 2.66% of total receivables at April 30, 2009 compared to 1.47% at January 31, 2009 and 1.14% at April 30, 2008.
- The allowance for credit losses was 1.48% of receivables at April 30, 2009 compared to 1.38% at January 31, 2009 and 1.23% at April 30, 2008.

Net charge-offs were $5.4 million or 0.39% (annualized) of average finance receivables in the first nine months of fiscal 2009 compared to $2.0 million or 0.13% in the first nine months of fiscal 2008.

Conference Call

The Company will host a conference call June 3, 2009 at 11:00 a.m. (ET) to discuss its third quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).

About Financial Federal

Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.

This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2008. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.

CONTACT: *Steven F. Groth, Chief Financial Officer*
                    (212) 599-8000

CONSOLIDATED UNAUDITED INCOME STATEMENTS
(In thousands, except per share amounts)

	Three months ended April 30,		Nine months ended April 30,	
	2009	**2008**	**2009**	**2008**
Finance income	$37,587	$46,361	$121,193	$144,665
Interest expense	11,424	17,239	39,742	59,847
Net finance income before provision for credit losses on finance receivables	26,163	29,122	81,451	84,818
Provision for credit losses on finance receivables	2,000	1,500	5,500	2,700
Net finance income	24,163	27,622	75,951	82,118
Gain on debt retirement	-	-	1,588	-
Salaries and other expenses	(7,338)	(6,922)	(21,744)	(20,283)
Income before income taxes	16,825	20,700	55,795	61,835
Provision for income taxes	6,520	8,008	21,513	23,893
NET INCOME	**$10,305**	**$12,692**	**$ 34,282**	**$ 37,942**
Earnings per common share:				
Diluted	**$0.41**	**$0.51**	**$1.37**	**$1.52**
Basic	$0.42	$0.52	$1.39	$1.55
Number of shares used:				
Diluted	25,167	24,689	25,066	24,947
Basic	24,724	24,359	24,623	24,459

CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(In thousands)

	April 30, 2009	July 31, 2008	April 30, 2008
ASSETS			
Finance receivables	$1,679,811	$1,940,792	$2,011,253
Allowance for credit losses	(24,899)	(24,769)	(24,677)
Finance receivables - net	1,654,912	1,916,023	1,986,576
Cash	7,451	8,232	10,987
Other assets	20,476	18,613	14,875
TOTAL ASSETS	$1,682,839	$1,942,868	$2,012,438
LIABILITIES			
Debt	$1,198,000	$1,467,000	$1,556,000
Accrued interest, taxes and other liabilities	40,895	60,996	55,286
Total liabilities	1,238,895	1,527,996	1,611,286
STOCKHOLDERS' EQUITY	443,944	414,872	401,152
TOTAL LIABILITIES AND EQUITY	$1,682,839	$1,942,868	$2,012,438